SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH NOVEMBER 24, 2004

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations +55 (61) 415-1140 ri@brasiltelecom.com.br

Media Relations Anne McBride +1 (212) 983-1702 ivette.almeida@annemcbride.com

Free Translation

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly-held Corporation	Publicly-held Corporation
Corporate Taxpayers’ Registry 76.535.764/0001-43	Corporate Taxpayers’ Registry 02.570.688/0001-70
Board of Trade 53 3 0000622 9	Board of Trade 53 3 0000581 8

MATERIAL FACT

Brasil Telecom S.A. (“BrT”) and Brasil Telecom Participações S.A. (“BTP”), in compliance with Brazilian Securities and Exchange Commission (CVM) Instruction 358 of January 3, 2002, communicate the following:

1 – In accordance with the resolutions of the Meetings of the Board of Directors of BTP and BrT, of December 18, 2003, and in the same terms and conditions of the offers referred to in the Material Fact published on May 18, 2004, the acquisition, by Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT Bermuda”), controlled by BrT, of the shares issued by Internet Group Limited (“iG”) and held by the shareholders GP Holdings Inc.; Global Internet Investments; Digital Network Investments Ltd.; Andrade Gutierrez Contractors Inc.; Infinity Trading Ltd.; NG9 Internet Investments; Blue Star I, LLC; TH Lee Putnam Parallel Ventures, LP; TH Lee Putnam Ventures, LP; THLi Coinvestments Partners, LLC; UBS Capital Americas III, LP; UBS Capital Americas Nominees B.V.; Ideas & Solutions; Al Nahda Investment, Dunial Khazal Company, and by the executives of the company was finalized on November 24, 2004.

2 – The final price of the acquisition was adjusted in accordance with the terms of the offer agreed to by the selling shareholders referred to in the Material Fact dated May 18, 2004. A total of 24,467,923 shares were acquired for US$104.892 million, which implies a value of US$144.9 million for 100% of the capital of iG.

3 – With the acquisition of the abovementioned shares, of different classes, with and without voting rights, BrT Bermuda will hold together with BTP, which held, directly or indirectly, approximately 10% of the capital of iG, about 73% of its share capital, giving BrT Bermuda a controlling stake in iG, which in turn, allows BrT to achieve a number of synergies between the two companies, given that: (i) Internet services are increasingly complementary and convergent to the telecommunication services rendered by BrT; (ii) iG is considered the largest Brazilian Internet Service Provider, consolidating the leadership of BrT in the Internet market; and (iii) iG owns the most important mobile Internet portal related to mobile telephony in Brazil.

4 – BrT Bermuda achieved the controlling stake as a result of negotiations with various shareholders of iG, also concerning the renouncing of rights prescribed by shareholders´ agreements, and has extended, until August 2005, the offer to acquire up to 100% of the shares of iG’s capital not yet held by BrT Bermuda, for the same face value and under the same terms and conditions of this Material Fact. The acquisition of additional ownership is in line with the previously announced strategic interest of BrT and its subsidiaries in iG, which would help achieve the aforementioned synergies to a greater extent.

5 – The value of the recently finalized offer, stated in the Material Fact of May 18, 2004, was subject to an independent valuation by Rothschild, an international investment bank with experience in merger and acquisition evaluations, in a fairness opinion issued on May 17, 2004.

6 – With a controlling stake in iG, BrT reinforces its commitment to consolidating its leadership in the Brazilian Internet market, asserting its strategy of offering integrated and convergent telecommunications services.

Brasília, November 24, 2004.

Carla Cico	Paulo Pedrão Rio Branco
Investor Relations Officer	Investor Relations Officer
Brasil Telecom S.A.	Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2004

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer